                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K



                               REPORT PURSUANT TO
                        SECTION 15 (D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934


                       For the Period Ended March 31, 2001


                                   TANDY FUND

                             (full title of Program)


                             RADIOSHACK CORPORATION
                             100 Throckmorton Street
                                   Suite 1800
                             Fort Worth, Texas 76102

           (Name of issuer and address of principal executive offices)

RADIOSHACK CORPORATION
TANDY FUND
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

March 31, 2001

RADIOSHACK CORPORATION
TANDY FUND
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
--------------------------------------------------------------------------------

Report of Independent Accountants.............................................................          1

Financial Statements:

     Statement of Net Assets Available for Benefits at March 31, 2001 and 2000................          2

     Statement of Changes in Net Assets Available for Benefits
        for the Year Ended March 31, 2001.....................................................          3

     Notes to Financial Statements ...........................................................       4-12

Supplemental Schedules:

     Schedule of Assets (Held at End of Year) at March 31, 2001............................... Schedule I











Schedules required by ERISA not included herein have been omitted, as there were no transactions for the type required to be disclosed in such schedules.

                        Report of Independent Accountants

To the Participants and Administrative Committee of the Tandy Fund

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tandy Fund (the "Plan") at March 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended March 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
September 20, 2001

RADIOSHACK CORPORATION
TANDY FUND
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
March 31, 2001 and 2000
-------------------------------------------------------------------------------

                                                                                            March 31,
                                                                              --------------------------------------
                                                                                    2001                2000
                                                                              ------------------  ------------------
                                            Assets
Investments (See Note 3)
      Participant-directed                                                     $   254,188,748     $    332,195,555
      Company-directed
        RadioShack preferred stock
           Allocated                                                                192,040,542         248,820,959
           Unallocated                                                               28,249,582          72,693,008
        RadioShack common stock                                                      48,487,758          70,698,072
        Common stocks                                                                    19,962              27,541
                                                                                 --------------      --------------
              Total investments                                                     522,986,592         724,435,135

Contributions receivable
      Employee                                                                          465,002             441,533
      Employer                                                                        2,150,333           2,740,908
                                                                                 --------------      --------------
              Total assets                                                          525,601,927         727,617,576
                                                                                 --------------      --------------

                                          Liabilities

Interest payable                                                                        193,833             409,260
Payable to participants  (See Note 4)                                                   147,083             174,921
Notes payable (See Note 2)                                                           11,630,000          21,173,000
                                                                                 --------------      --------------
              Total liabilities                                                      11,970,916          21,757,181
                                                                                 --------------      --------------
              Net assets available for benefits                                $    513,631,011    $    705,860,395
                                                                                 ==============      ==============

    The accompanying notes are an integral part of the financial statements.

RADIOSHACK CORPORATION
TANDY FUND
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended March 31, 2001
--------------------------------------------------------------------------------

                                                           Participant               Company
                                                             Directed                Directed
                                                           Investments              Investments               Total
                                                         --------------------------------------------------------------
Investment income
     Dividends - participating employer                  $      826,961             $   5,414,753       $    6,241,714
     Dividends - other                                       12,676,815                         -           12,676,815
     Interest                                                 1,563,269                         -            1,563,269
                                                         --------------             -------------       --------------

                                                             15,067,045                 5,414,753           20,481,798
                                                         --------------             -------------       --------------

Net depreciation in fair value of securities
     Employer securities                                    (49,327,493)             (100,735,097)        (150,062,590)
     Other securities (see Note 3)                          (46,515,241)                   (7,579)         (46,522,820)
                                                         --------------             -------------       --------------

                                                            (95,842,734)             (100,742,676)        (196,585,410)
                                                         --------------             -------------       --------------

Contributions
     Employee                                                23,403,407                         -           23,403,407
     Employer                                                         -                 5,265,677            5,265,677
                                                         --------------             -------------       --------------

                                                             23,403,407                 5,265,677           28,669,084
                                                         --------------             -------------       --------------

Other additions (deductions)
     Loans and repayments, net                                  (59,755)                   59,755                    -
     Other                                                      (65,293)                     (337)             (65,630)
                                                         --------------             -------------       --------------

                                                               (125,048)                   59,418              (65,630)
                                                         --------------             -------------       --------------

Total                                                       (57,497,330)              (90,002,828)        (147,500,158)

Less:
     Withdrawals and termination payments                    20,458,169                23,058,539           43,516,708
     Interest expense                                                 -                 1,212,518            1,212,518
                                                         --------------             -------------       --------------

Net decrease in plan assets                                 (77,955,499)             (114,273,885)        (192,229,384)

Net assets available for benefits - beginning of year       332,462,167               373,398,228          705,860,395
                                                         --------------             -------------       --------------

Net assets available for benefits - end of year          $  254,506,668             $ 259,124,343       $  513,631,011
                                                         ==============             =============       ==============

    The accompanying notes are an integral part of the financial statements.

RADIO SHACK CORPORATION
TANDY FUND
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.     Description of Plan:

       The following description of the Tandy Fund (the "Plan") provides only general information. Participants should refer to the Summary Plan Description, which also constitutes the Plan's prospectus, or the Plan document for a more complete description of the Plan's provisions.

       General

       The Plan is a defined contribution plan covering employees of RadioShack Corporation, its divisions and subsidiaries ("the Company" or "RadioShack") who will have completed at least one year of service, of not less than 1,000 hours in the following calendar quarter. The Tandy Fund is an individual account plan with multiple, participant-directed investment options which is intended to comply with the Employee Retirement Income Security Act of 1974 ("ERISA") Section 404(c).

       The Plan is subject to Titles I and II of ERISA relating to the protection of employee benefit rights and amendments to the Internal Revenue Code, respectively, but is not subject to Title IV, relating to plan termination insurance coverage.

       As of March 31, 2001 and 2000, there were 11,749 and 11,804 employees of the Company participating in the Plan and 20,205 and 19,640 employees eligible to participate, respectively.

       Plan Trustee

       The Company's Board of Directors has appointed Putnam Fiduciary Trust Company ("Putnam") as the Plan's trustee.

       Methods of Operation

       The Tandy Fund is a defined-contribution plan consisting of a Company-directed portion (which includes an ESOP) and a participant-directed portion.

       The ESOP portion of the Plan is comprised of three accounts: the "Suspense" account, the "ESOP Preferred Stock" account and the "Profit Sharing" account.

       The "Suspense" account had an original unallocated share account, which consisted of 100,000 shares of RadioShack Corporation Series B TESOP Convertible Preferred Stock (the "Preferred Stock"). The Preferred Stock was purchased in July 1990 with funds obtained through a $100 million borrowing. Each share of Preferred Stock is convertible into 87.072 shares of RadioShack common stock and its minimum resale value is guaranteed by the Company to be $1,000 per share. This series of Preferred Stock has certain liquidation preferences and may be redeemed by the Company at specified premiums. The borrowing is discussed in
       Note 2.

       The unallocated shares of Preferred Stock and their related debt are held in the "Suspense" account. Funds are derived from Company contributions and dividends paid on the Preferred Stock. These funds are used to pay the debt which releases a pro rata portion of the Preferred Stock and the Preferred Stock released is allocated to the individual "ESOP Preferred Stock" accounts of the participants. The allocation to participants' accounts occurs as of the last day of each plan year.

RADIO SHACK CORPORATION
TANDY FUND
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.     Description of Plan, continued:

       The "ESOP Preferred Stock" account represents the participants' interests in Preferred Stock that have been allocated to the participants' individual accounts from the "Suspense" account.

       The "Profit Sharing" account represents discretionary matching contributions made to the Plan by RadioShack Corporation and allocated to the participants' individual accounts.

       Participant Contributions

       Participants are allowed to defer (in increments of 1%) a minimum of 1% of gross salary and wages up to a maximum of 8%. Contributions per participant are limited to certain annual maximums as set forth by the Internal Revenue Code.

       Participants are provided with the option to direct their contributions in various investment options; each of which is described in more detail in Note 3. Participants may elect to contribute portions of their total contributions to the various investment options in increments of 5%.

       Participants are not subject to current federal income taxation on their deferred contributions to the Plan.

       Company Contributions

       Company contributions are made directly to the Tandy Fund through the ESOP portion of the Plan. The Company is obligated to make semi-annual contributions to the Plan to enable it to pay principal and interest on the indebtedness directly associated with the Preferred Stock. Cash dividends are paid on shares of Preferred Stock semi-annually on June 30 and December 31 at the rate of 7.5% per annum. Cash dividends paid on all shares of Preferred Stock and additional cash contributed by the Company to the Plan are used to make payments of principal and interest on the debt that was created to purchase the Preferred Stock. As the debt is reduced, a pro rata number of shares of Preferred Stock is released and allocated to participants' "Preferred Stock" accounts as of the last day of each plan year. The allocation is based on the total number of shares to be allocated less shares allocated in lieu of cash dividends, multiplied by a fraction equal to the amount of a participants' deferred salary contribution to the Plan over the total deferred salary contributions of all participants in the Plan for the current Plan year.

       As a result of using dividends to pay down the principal on the debt, shares of Preferred Stock equal to the value of the dividend are released and allocated to participants' accounts. The amount of dividends allocated to a participant is an amount equal to the number of shares released multiplied by a fraction, the numerator of which is the number of a participant's shares owned on the allocation date, and the denominator of which is the total shares owned by all participants.

       RadioShack Corporation is eligible to make discretionary matching contributions to the participants' "Profit Sharing" account at any time. No discretionary "Profit Sharing" contributions were made to the Plan during the year ended March 31, 2001.

RADIO SHACK CORPORATION
TANDY FUND
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.     Description of Plan, continued:

       Participants' Accounts

       Participants' ESOP accounts are valued as of the last day of each month. Participants' investments in common stock and in the various other investment options are valued daily. Each participant is mailed a quarterly statement showing their contributions, Company contributions, total contributions and the market value of their account. Each participant is also mailed the following:

       . a copy of the annual report of RadioShack Corporation, . any RadioShack Stock Plan/Plan prospectus incorporated by reference into the registration statements on Form S-8 or an appendix to the prospectus,
       . any material amendment made to any revised summary plan description booklet, which also constitutes the Plan's prospectus, and the summary annual report.

       Vesting

       Participants are immediately vested in their deferred and voluntary contributions to the Plan plus actual earnings thereon. A participant, who was an employee on September 30, 1990, is fully vested at all times in all shares allocated to his or her Stock account, along with earnings thereon and forfeitures of terminated participants' nonvested accounts. A participant who does not meet this requirement will become fully vested in the Company's contributions upon the earlier to occur of five years of service with the Company or three years of continuous participation in the Plan. The Plan is being retroactively amended to adjust the service and participation requirements for vesting in Company contributions. See additional discussion in Note 4.

       Payment of Benefits

       Participants who withdraw from the Plan may receive the vested portion of their accounts under one of four withdrawal methods, which are summarized below:

       (1)   Single sum payment in cash
       (2) Purchase of an annuity contract to provide regular monthly income over a designated period of time, of not less than two years nor more than fifteen years (or the participant's actual life expectancy, if shorter)
       (3) Equal monthly cash installments for a period of up to ten years (or the participant's actual life expectancy, if shorter)
       (4)   Part cash and part securities

       Forfeited Accounts

       Forfeited nonvested accounts of terminated participants are allocated among the remaining participants' accounts. A total of $3,185,822 was allocated to participants' accounts as a result of forfeitures for the year ended March 31, 2001.

       Loans to Participants

       A participant may borrow up to 50% of his or her vested account value in the Plan not to exceed the lesser of: 1) $50,000 or 2) an amount that can be fully repaid by payroll deduction payments that do not exceed 25% of the participant's regular gross wages. The minimum loan amount is $500; to be repaid through authorized payroll deductions. The term of a loan may not be less than six months (or multiples of six months) and not more than five years. The interest rate of the loan is fixed by

RADIO SHACK CORPORATION
TANDY FUND
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.     Description of Plan, continued:

       Loans to Participants, continued:

       the Administrative Committee and is based on the interest rate currently charged on commercial loans. The weighted average interest rate charged on participant loan balances was 9.76% for the year ended March 31, 2001. Interest received on participant loans was $1,563,269 for the year ended March 31, 2001. A portion, not to exceed 50%, of the participant's dollar value interest in the Plan, is pledged as collateral on outstanding participant loans.

       Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.     Summary of Significant Accounting Policies:

       Basis of Accounting

       The Plan's financial statements are prepared under the accrual method of accounting.

       Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Investment Valuation and Income Recognition

       The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. RadioShack common stock is valued at its closing market price. RadioShack preferred stock is valued on a monthly basis by an independent, third-party appraiser. Participant loans are valued at cost, which approximates fair value.

       Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation of investments as reported in the statement of changes in net assets available for plan benefits is calculated based on a revalued cost method basis as required by ERISA.

       Contributions

       Contributions from participants are accrued in the period in which they are deducted in accordance with salary deferral agreements, and as such, become obligations of the Company and assets of the Plan.

       Benefits

       Benefits are recorded when paid.

RADIO SHACK CORPORATION
TANDY FUND
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

2.     Summary of Significant Accounting Policies, continued:

       Notes Payable

       The "1990 Notes" were issued under an indenture dated June 30, 1990 in denominations of $1,000 limited to $100,000,000 aggregate principal amount that matured and was paid in full on June 30, 2000. The 1990 Notes bore interest at 9.34% per annum payable semi-annually on each December 30 and June 30 through June 30, 2000.

       On December 15, 1994, the Plan entered into an agreement with an unrelated third party to refinance a portion of the 1990 Notes. Under this agreement, the Plan has borrowed, in a series of six notes ("Notes"), $16,693,000 at interest rates ranging from 5.84% to 8.76%. These Notes are also guaranteed by the Company and mature on dates ranging from December 30, 2000 to December 30, 2002. Maturities of the Notes are as follows:

       For the Plan's Fiscal Year:
          4/1/01 - 3/31/02                           $  7,826,000
          4/1/02 - 3/31/03                              3,804,000
                                                     ------------

                                                     $ 11,630,000
                                                     ============

       The fair value of the Plan's total debt of $11,630,000 is approximately $11,744,000 at March 31, 2001.

       Expenses of the Plan

       At March 31, 2001, the trustee was responsible for both the management and record keeping of the Plan's assets. Administrative expenses of the Plan are generally paid directly to the trustee by the Company and thus are not a component of the changes in net assets available for Plan benefits.

       Concentration of Plan Assets

       The Tandy Fund has approximately 78% and 81% of its total investments (including unallocated Preferred Stock) invested in securities of its sponsor, RadioShack Corporation, at March 31, 2001 and 2000, respectively.

3.     Investments:

       The following is a summary description of the various participant-directed investment options. Participants should refer to the brochures and prospectuses for each of the respective mutual funds and Company common stock for more complete information including risks associated with investment options.

       RadioShack Corporation Common Stock

       Funds are invested in common stock of RadioShack Corporation.

       Putnam Income Fund

       Funds are invested in shares of a registered investment company that invests primarily in fixed-income securities such as debt securities, including both government and corporate obligations, preferred stocks, dividend-paying common stocks and may hold a portion of its assets in cash or money market instruments. This fund may also invest up to 20% of its assets in securities principally traded in foreign markets.

RADIOSHACK CORPORATION
TANDY FUND
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.     Investments, continued:

       Putnam Voyager Fund

       Funds are invested in shares of a registered investment company that invests primarily in common stocks of companies (a significant portion of which may be invested in securities of smaller and newer issuers). This fund may also purchase convertible bonds, convertible preferred stocks, warrants, preferred stocks, debt securities and may hold a portion of its assets in cash or money market instruments. This fund may also invest up to 20% of its assets in securities principally traded in foreign markets.

       Putnam Asset Allocation Fund: Growth Portfolio

       Funds are invested in shares of a registered investment company that invests primarily in equity and fixed income securities with a strategic allocation which is more heavily weighted towards the equity class. The equity class portion of the fund may invest in equity instruments of larger companies as well as smaller and less well-known companies. The fixed income portion of the fund will typically include a portfolio of debt securities, including both U.S. and foreign government obligations and corporate obligations. This portion of the fund may also invest in money market instruments and lower-rated fixed income securities. This fund may also invest up to 40% of its assets in securities principally traded in foreign markets.

       Putnam Asset Allocation Fund: Balanced Portfolio

       Funds are invested in shares of a registered investment company that invests primarily in equity and fixed income securities with a strategic allocation which is slightly weighted towards the equity class. The equity class portion of the fund may invest in equity instruments of larger companies as well as smaller and less well-known companies. The fixed income portion of the fund will typically include a portfolio of debt securities, including both U.S. and foreign government obligations and corporate obligations. This portion of the fund may also invest in money market instruments and lower-rated fixed income securities. This fund may also invest up to 40% of its assets in securities principally traded in foreign markets.

       Putnam Asset Allocation Fund:  Conservative Portfolio

       Funds are invested in shares of a registered investment company that invests primarily in equity and fixed income securities with a strategic allocation which is more heavily weighted towards the fixed income class. The equity class portion of the fund may invest in equity instruments of larger companies as well as smaller and less well-known companies. The fixed income portion of the fund will typically include a portfolio of debt securities, including both U.S. and foreign government obligations and corporate obligations. This portion of the fund may also invest in money market instruments and lower-rated fixed income securities. This fund may also invest up to 30% of its assets in securities principally traded in foreign markets.

       Putnam International Growth Fund

       Funds are invested in shares of a registered investment company which invests mainly in medium and large-sized companies. This fund diversifies its investments among a number of different countries by investing at least 65% of its total assets in at least three countries other than the United States. This fund may also invest in companies located in less developed and developing countries and it may use derivatives both for hedging and non-hedging purposes. This fund may also purchase preferred stocks, convertible securities and fixed income investments.

RADIOSHACK CORPORATION
TANDY FUND
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.     Investments, continued:

       Putnam Investors Fund

       Funds are invested in shares of a registered investment company that invests primarily in equity and fixed income securities of large growth companies. This may include the use of derivatives both for hedging and non-hedging purposes. This fund may also invest without limit in securities of foreign issuers.

       Putnam Money Market Fund

       Funds are invested in shares of a registered investment company that invests primarily in short-term, high-quality money market instruments such as bank certificates of deposit, bankers' acceptances, prime commercial paper, corporate obligations, municipal obligations, U.S. Government securities and repurchase agreements. This fund may also invest without limit in U.S. dollar denominated commercial paper of foreign issuers and in bank certificates of deposit and bankers' acceptances payable in U.S. dollars and issued by foreign banks or by foreign branches of U.S. banks.

       The following investments represent 5% or more of the Plan's net assets:

                                                           Shares                          Fair Value
                                                -----------------------------   --------------------------------
                                                    2001             2000            2001             2000
                                                -------------   -------------   --------------    --------------
            RadioShack Common Stock
                Participant-Directed                3,792,702       3,822,577   $  139,154,231     $ 193,995,773
                Company-Directed *                  1,321,552       1,393,065       48,487,758        70,698,072

            Series B TESOP Convertible
            Preferred Stock - Allocated *              59,425          55,843      192,040,542       248,820,959

            Series B TESOP Convertible
            Preferred Stock - Unallocated *             8,741          16,314       28,249,582        72,693,008

            Putnam Voyager Fund                     2,292,525       2,006,557       43,237,016        68,523,913

          * Company-directed investments

       During fiscal 2001, the Plan's investments (including gains and losses on investment bought and sold, as well as held during the year) depreciated in value by $196,585,410 as follows:


              Employer securities:
                        Common stock              $   67,524,323
                        Preferred stock               82,538,267

              Other securities:
                        Mutual funds                  46,515,241
                        Common stocks                      7,579
                                                    ------------
                                                  $  196,585,410
                                                    ============

RADIOSHACK CORPORATION
TANDY FUND
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.     Tax Status of the Plan:

       The Plan has received a determination letter from the Internal Revenue Service dated April 28, 1998. The Plan has subsequently been amended and management will request a similar determination letter from the Internal Revenue Service for the Plan. Management believes that the Plan remains qualified under Section 401(a) of the Internal Revenue Code and applicable sections of ERISA and, therefore, the trust is exempt from taxation under Section 501(a). Accordingly, employee contributions, employer contributions, and earnings of the Plan are not taxable to participants until distributed.

       During fiscal 2000 the Plan discovered that Putnam failed to administer the Plan in accordance with certain of its terms, thereby failing to comply with Section 404(a)(1)(D) of ERISA. Most of these were technical violations that arose out of the failure to follow voluntary optional Plan provisions that are not required by ERISA or the Code. These voluntary optional Plan provisions are: (i) aggregate loan repayment amounts cannot exceed 25% of a participant's bi-weekly salary; (ii) no more than two loans may be originated in a 12 month period; (iii) participants may not make salary deferrals to the Plan within a certain period following an in-service withdrawal; and (iv) participants become fully vested in the Company's contributions upon the earlier to occur of five years of service with the Company or three years of continuous participation in the Plan. Additionally, certain loans were not repaid within five years as required by Code Section 72(p).

       In order to rectify the incorrect loans and vesting issues, the Plan is being retroactively amended to eliminate the loan limitation provisions described in (i) and (ii) above during the applicable period. The Plan is also being amended so that the service and participation requirements for vesting in Company contributions reflect the actual administration of the Plan. With respect to salary deferrals that were permitted too quickly following an in-service withdrawal, the Plan will unwind these transactions and the Plan and its participants (who did not make these erroneous deferrals) will be restored to where they would have been had these erroneous deferrals never taken place. Also, the Plan will distribute the erroneous deferrals and earnings to the affected participants and issue them Forms 1099-R. With respect to loans outstanding greater than 5 years, the Plan will provide participants with an opportunity to repay the loan, and upon failure to do so, will default the loan. On April 26, 2001 the Plan applied to the Internal Revenue Service under their "Walk-In-Closing Agreement Program" ("Walk-In CAP") for approval of the recommended amendments and these remedial actions. At September 20, 2001, no final agreement has been made with the Internal Revenue Service.

       At March 31, 2001 the Plan has accrued $147,083 with respect to the correction of deferrals. All costs in connection with the remedial actions will be borne by Putnam, not the Plan nor its participants.

5.     Related Party Transactions:

       Certain Plan investments are shares of mutual funds managed by Putnam Investments. Putnam Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

       The Company redeemed $18,685,157 of Preferred Stock from the Plan during 2001.

RADIOSHACK CORPORATION
TANDY FUND
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

 6.  Reconciliation of Financial Statements to Form 5500:

     The following is a reconciliation of net assets available for Plan benefits per the financial statements to the IRS Form 5500:


                                                                                        March 31, 2001
                                                                                     --------------------
     Net assets available for Plan benefits per the financial statements             $        513,631,011
     Less:  Benefit obligations currently payable                                                (980,469)
                                                                                     --------------------
     Net assets available for Plan benefits per the Form 5500                        $        512,650,542
                                                                                     ====================

     The following is a reconciliation of benefits paid to participants per the financial statements to the IRS Form 5500:

                                                                                          Year Ended
                                                                                        March 31, 2001
                                                                                     --------------------
     Benefits paid to participants per the financial statements                      $         43,516,708
     Add:  Benefit obligations payable at March 31, 2001                                          980,469
     Less: Benefit obligations payable at March 31, 2000                                       (1,235,923)
                                                                                     --------------------
     Benefits paid to participants per the Form 5500                                 $         43,261,254
                                                                                     ====================

     Amounts currently payable to or for participants, dependents, and beneficiaries are recorded on the IRS Form 5500 for benefit claims that have been processed and approved for payment prior to March 31, 2001, but not yet paid as of that date.

--------------------------------------------------------------------------------

                                                                     Schedule  I

RADIOSHACK CORPORATION
TANDY FUND
Schedule of Assets (Held at End of Year)
March 31, 2001
--------------------------------------------------------------------------------

                 (b)                                       (c)                                (d)                 (e)
          Identity of issue,          Description of investment including maturity
         borrower, lessor or          date, rate of interest, collateral, par or
 (a)       similar party                             maturity date                               Cost           Cucrrent Value
------ -------------------------    ---------------------------------------------------   ----------------     ------------------

  *    RadioShack Corporation       Common stock
                                        Participant-directed                                           n/a          $ 139,154,231
                                        Company-directed                                      $ 13,292,601             48,487,758

  *    RadioShack Corporation       Preferred Stock
                                        Allocated                                               59,424,552            192,040,542
                                        Unallocated                                              8,741,481             28,249,582

       Tandycrafts, Inc.            Common stock                                                       953                    930

       InterTAN, Inc.               Common stock                                                     7,216                 19,032

  *    Putnam Investments           Income Fund                                                        n/a              7,067,126

  *    Putnam Investments           Voyager Fund                                                       n/a             43,237,016

  *    Putnam Investments           Asset Allocation-Growth Portfolio                                  n/a             13,700,667

  *    Putnam Investments           Asset Allocation-Balanced Portfolio                                n/a             16,430,855

  *    Putnam Investments           Asset Allocation-Conservative Portfolio                            n/a              4,168,054

  *    Putnam Investments           International Growth Fund                                          n/a              2,275,551

  *    Putnam Investments           Investors Fund                                                     n/a              2,098,744

  *    Putnam Investments           Money Market Fund                                                  n/a              8,583,367

  *    Various participants         Participant loans receivable - terms of 6 months -
                                    5 years, interest rates of 7.00% - 10.50%                          n/a             17,473,137
                                                                                                               ------------------

                                                                                                                    $ 522,986,592
                                                                                                               ==================

       * - Denotes a party-in-interest to the Plan.

--------------------------------------------------------------------------------

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   TANDY FUND



                                   By:  /s/ J. H. Bradley
                                        ----------------------------------------
                                        J. H. Bradley
                                        Administrative Committee Member


                                   By:  /s/ D. Johnson
                                        ----------------------------------------
                                        D. Johnson
                                        Administrative Committee Member


                                   By:  /s/ F. Spinelli
                                        ----------------------------------------
                                        F. Spinelli
                                        Administrative Committee Member

Date:  September 20, 2001

--------------------------------------------------------------------------------

Index to Exhibits

Exhibit Number                   Description of Exhibit

23                               Consent of Independent Accountants